

July 27, 2010

Shyam K. Kumaria
Vice President, Finance
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 5, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **File Number: 000-28782**

Dear Mr. Kumaria:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page F-27

1. Please revise your disclosure to discuss the material changes in the amounts in the rate reconciliation for the periods presented and explain the underlying reason for each

amount, specifically the expired tax attributes, credits and permanent items and other. The disclosure should explain why recognition in the current year was appropriate and why recognition in a prior year was not required.   In addition, indicate the extent that items are expected to have an effect beyond 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2. Please revise to explain the reasons for the decrease in the sales amount for FUSILEV from the three months ended March 31, 2009 to March 31, 2010 and their expected effect on future sales.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Compensation, page 22

3. We note from your disclosure that the Compensation Committee determines the compensation for your named executive officers based on the contributions of such officers in achieving the performance objectives established at the outset of the year. Please provide disclosure that clarifies:

- All of the objectives, both corporate and individual, that were applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

- The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

- The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.

- The evaluation by the Committee of the actual level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them. For example, how did the Committee take the corporate accomplishments listed on pages 22 and 23 into consideration when assessing the level of achievement of the performance objectives established at the beginning of the year and how did these specific achievements translate into the cash awards made?

- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Risk Assessment of Compensation Policies and Practices, page 24

4. Please describe the process you undertook to reach the conclusion that your compensation program is not reasonably likely to have a material adverse effect on your company and that it does not encourage or incentivize excessive or inappropriate risk-taking by your employees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant